ARCTOS PETROLEUM CORP.

Suite 275, 999 – 8th Street SW, Calgary, AB T2P 1J5

Tel 403-265 5900     Fax 403 531 1719

TSX Venture Symbol: APO

NEWS RELEASE

ARCTOS ANNOUNCES NEW CFO AND VICE PRESIDENT OF FINANCE

NOVEMBER 5, 2004 – ARCTOS PETROLEUM CORP. (“Arctos” or the “Company”) is pleased to announce the appointment of Brian D. Korney as the Company’s new Chief Financial Officer and Vice President of Finance.  Mr. Korney has a Bachelor of Commerce Degree, majoring in Finance and Accounting, and is a Chartered Accountant.

In 1976, Mr Korney joined the firm of Arthur Andersen & Co. and worked there through 1979 as a Chartered Accountant. From 1981 through to present Mr. Korney has worked with numerous oil and gas companies in the position of Controller, Treasurer, VP Finance, CFO and Corporate Secretary. Mr. Korney has dealt with a wide range of responsibilities, including banking, insurance management, financing, administration of the accounting department, playing a significant role in initial public offerings and reporting to various regulatory authorities.

Mr. Korney has held positions with such companies as Robert W. Lamond Group of Companies, Grad & Walker Resources Ltd., and Innova Exploration Ltd. In aggregate, Mr. Korney has 28 years of experience in many facets of the energy industry.

“We are delighted to have Mr. Korney as our Chief Financial Officer,” commented Tom Doyle, President. “Mr. Korney has a strong public company financial background, a thorough knowledge of the industry and is a great addition to the new Arctos management team. He will play an important role in the execution of our strategic growth initiatives taking the Company forward.”

ARCTOS PETROLEUM CORP.

"Thomas A. Doyle"

Thomas A. Doyle, President, CEO

For further information, please contact info@arctos.ca or:

Thomas A. Doyle

Brian Murray

President, CEO

COO, VP Land

Phone:  403-531-1711

Phone:  403-215-9256

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED

NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN